Annual General Meeting (AGM) 17 May 2024 Exhibit 99.2

Management Report 2 Financial Development 2023 & Q1 2024 und Financial Outlook 2024 Jens Holstein, Chief Financial Officer 1 Operations Development 2023 & Q1 2024 and Outlook 2024 Prof. Dr. Ugur Sahin, Chief Executive Officer & Co-Founder

1 Operations Development 2023 & Q1 2024 and Outlook 2024 Prof. Dr. Ugur Sahin, CEO & Co-Founder

This Slide Presentation Includes Forward-Looking Statements 4 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s acquisition of InstaDeep Ltd. and its collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; and BioNTech's estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward- looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise.

Our Vision Using the full potential of the immune system to develop new immunotherapies and vaccines

Our Vision: Harnessing the Power of the Immune System to Fight Human Disease 6 AI = artificial intelligence. Innovative precision medicine pipeline targeting multiple product approvals in oncology in the coming years Multi-product immunotherapy pioneer addressing medical need worldwide Sustainable respiratory vaccine business Powered by breakthrough science, disruptive technologies & AI BioNTech’s key objectives for the next phase Elevating success beyond our historical achievement

Diversified Oncology Pipeline

Root Cause of Cancer Treatment Failure

Intraindividual variability & intratumoral heterogeneity driving evasion and secondary resistance mechanism




DNA
Mutation
Healthy
Cell
Tumor
Cell
Mutations
Mutations
Mutations
Mutations
Mutations

Individual patients

5-20 Years – up to 10,000 mutations

Cancer cells



Genetically diverse & adaptable

Alexandrov L et al., Nature 2019; Kandoth C et al., Nature 2013; Yizhak K et al., Science 2019; Lim Z & Ma P, J Hematol Oncol 2019; Quazi MA et al., Ann Oncol 2017; Maryusk A et al., Cancer Cell 2023.

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Towards a Potentially Curative Approach to Cancer: Differentiated Combinations



Immunomodulators
Novel checkpoint inhibitors, cytokines, immune agonists
Synergy
Synergy
Space for potentially curative approaches
Targeted therapy
ADCs, CAR-T, TCR-T, small molecules
Synergy
mRNA vaccines

Immunomodulators

- Focus on the most relevant and crucial IO pathways
- Targeting different complementary players in the complex cancer immunity cycle may promote a thorough and durable anti-tumor effect

Targeted therapy

- Potent and precise therapies could rapidly reduce tumor burden
- Designed to have clinical efficacy across the entire disease continuum including late lines

mRNA cancer vaccines

- Could eliminate polyclonal residual disease with individualized vaccines for potential long-term impact
- Polyspecific activity by targeting multiple antigens at once

CAR = chimeric antigen receptor; ADC = antibody-drug conjugate; IO = immune oncology; TCR-T = T-cell receptor engineered T cell.

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Investing Through Waves of Innovation with the Aim to Transform Cancer Treatment 10 mRNA cancer vaccines ADCs Immunomodulators Cell Therapy Mid Term 1st wave of oncology launches planned from 2026 onwards Unlock value with initial combination trials Expanding across indication and treatment lines Long Term Goal of 10 indication approvals in oncology by 2030 Initial launches of 2nd wave products Oncology strategy offering multiple shots on goal 10+ mid- to late- stage trials in 2024: Near Term ADC – antibody-drug conjugate

Sustainable Pipeline for COVID-19 and Other Infectious Diseases

We Made History

The fastest vaccine development in the history of medicine[1]



Year in which pathogen was linked to disease
Year in which US vaccine was licensed
Typhoid fever
Meningitis
Whooping cough
Polio
Mumps
Poor vaccine developed
New vaccine development started
Measles
Hepatitis B
Ebola
SARS-CoV-2
1880
1900
1920
1940
1960
1980
2000
2020
©nature

The strongest launch of any pharmaceutical product[2]

> 4.8 billion doses of BNT162b2 shipped

> 180 countries and territories[3]



Saved lives and impacted the global economy

COVID-19 vaccines estimated to have reduced deaths by at least 57%, saving more than 1.4 million lives in WHO European Region alone[4]

Trillions of dollars of global economic impact in the United States alone[5]

1. Ball P. Nature. 2021; 2. Measured by sales recorded for a single product in a single year (>$40 billion combined of direct sales recorded by Pfizer or BioNTech in both 2021 and 2022); 3. Cumulative doses shipped in the years 2021, 2022 and 2023. 4. COVID-19 Excess Mortality Collaborators. Estimating excess mortality due to the COVID-19 pandemic: a systematic analysis of COVID-19-related mortality, 2020-21. Lancet. 2022. 5. Kirson N. J Med Econ. 2022.

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Long-Term Need for Annually Adapted Vaccines Anticipated

Continuous evolution

Ongoing antigenic evolution of SARS-CoV-2[1,2]

Risk remains high

For severe COVID-19 in vulnerable populations[3]


SEASONAL
VACCINATION

Long-term health consequences

Accumulating evidence demonstrates that COVID-19 vaccination reduces long-COVID[4]

Variant-adapted vaccines

Designed to be effective against multiple variants of concern[5]

Combination vaccines have the potential to provide optimized protection against multiple pathogens in at-risk population

1. World Health Organization Tracking SARS-CoV-2 variant www.who.int/en/activities/tracking-SARS-CoV-2-variants accessed 30 October 2023; 2. Global Initiative on Sharing All Influenza Data https://gisaid.org/ accessed 30 October 2023; 3. FDA Briefing Document Vaccines and Related Biological Products Advisory Committee Meeting June 15, 2023; 4. Brannock et al. Nature Comm. 2023; 5. Stankov M. V. et al. medRxiv pre-print. 2023.

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COVID-19 Franchise1: Adaptable Approach in the Face of Dynamic Virus Evolution for Continued Success 14 1. Partnered with Pfizer. Launch of seasonal adapted vaccine If approved, earliest potential introduction of combination respiratory vaccines Expect continued shift to single dose vials and pre-filled syringes Improve Comirnaty properties, e.g., extend shelf half-life 2023 2024 2025 Shift to commercialization model in key markets

15 HSV Malaria Tuberculosis Mpox 3.7 billion people under age 50 globally infected with HSV-2 ~491 million people aged 15-49 infected with HSV-1 worldwide ~249 million cases in 2022 608,000 deaths in 2022 in 85 countries 10.6 million cases globally in 2022 1.3 million deaths globally in 2022 95,000 cases during 22/24 outbreak2 WHO warning about high risk for the general population in DRC Infectious Diseases: Important Clinical Development Area Addressing High Medical and Global Health Need1 1. All figures are from World Health Organization fact sheets unless otherwise referenced https://www.who.int/news-room/fact-sheets (accessed January 04 2024); 2. WHO 2022-24 Mpox outbreak: global trends accessed 09 May 2024 . https://worldhealthorg.shinyapps.io/mpx_global 3. Pan CX, et al. Ther Adv Vaccines Immunother. 2022; 4. Piot P. et al. Nature. 2019. WHO = World Health Organization; HSV = Herpes Simplex Virus; DRC = Democratic Republic of the Congo. Individuals who live to 85 years old have ~50% risk of developing shingles3 Shingles Additional preclinical programs to advance to the clinic in 2024 / 2025

Execution in 2023

Developing an Innovative Pipeline Focused on Oncology and Infectious Disease

	BioNTech's pipeline	Clinical and scientific execution			
Oncology	**20+** clinical stage programs	Growing clinical stage pipeline	**10** Phase 2 & 3 trials ongoing	**8** clinical trials started in 2023 and Q1 2024	**6** clinical assets in-licensed in 2023
Infectious Disease	**7** clinical stage programs	**3** first-in-human trials started in 2023	Shingles[1]	Tuberculosis[2]	Mpox[3]

10 or more potentially registrational clinical trials planned for 2024+

1. Partnered with Pfizer; 2. In collaboration with Bill & Melinda Gates Foundation; 3. Partnered with the Coalition for Epidemic Preparedness Innovations (CEPI).

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Corporate Execution in 2023 and Q1 2024

Continued progress towards building a multi-product, AI-powered, patient-centric company embedded in the biotech ecosystem

Acquired InstaDeep

Integrating capabilities in super-computing, AI research and generative AI into various processes

InstaDeep™

In-licensed 6 new clinical stage candidates

Adding new ADCs and next-generation IO antibodies

BIOTHEUS 普米斯生物技术 · DualityBio 映恩生物 · MediLink Therapeutics · OncoC4

Strategic alliance with Autolus

Advancing CAR-T programs towards potential commercialization

Autolus

Strong cash position — ~€ 16.9 bn total cash plus security investments[1]

1. Consists of cash and cash equivalents of €8,976.6 million and security investments of €7,962.7 million as of March 31, 2024.
AI = artificial intelligence; ADC = antibody drug conjugate; IO = immune oncology; CAR = chimeric antigen receptor

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BioNTech Today1 1. As of 31 December 2023. United Kingdom London Cambridge Rwanda Kigali BioNTainer Austria Vienna Germany Mainz (HQ) Marburg Idar-Oberstein Neuried Planegg-Martinsried Singapore U.S. Cambridge Gaithersburg China Shanghai Türkiye Istanbul BioNTech locations 19 Australia BioNTainer (planned) >80 different nationalities 36 average age >50 % are female >6,300 professionals globally Founded in 2008 InstaDeep offices

Accelerate and Enhance BioNTech’s AI Vision 20 AI = artificial intelligence; ML = machine learning. Leverage the power of computational science & AI Implementation strategy • Optimize design of product candidates • Speed up workflows to develop novel therapeutics & vaccine product candidates • Scale up our capability by fully digitalized automation throughout the whole drug discovery cycle & Successful collaboration over past three years Define high priority projects Ensure close teamwork at project level Keep integrity of InstaDeep

Healthcare and Social Responsibility 21 1. Tuberculosis program run in collaboration with the Bill & Melinda Gates Foundation, Mpox partnered with the Coalition for Epidemic Preparedness Innovations (CEPI), Malaria wholly owned program; 2. Partnered with Pfizer, 3. As of December 2023. Inaugurated manufacturing facility in Kigali, Rwanda in December 2023, which could become the first commercial-scale mRNA manufacturing facility in Africa Advanced mRNA-based vaccine candidates into the clinic to address global health threats1 >30% of doses of COVID- 19 vaccine delivered to low- and middle-income countries in 20232,3 Contributing to democratizing access to novel medicines around the globe

Outlook 2024

Cash position Respiratory vaccine franchise Oncology pipeline Infectious diseases pipeline Strategic Vision for 2030 23 1. Consists of cash and cash equivalents of €8,976.6 million and security investments of €7,962.7 million as of March 31, 2024. €16.9 bn cash1 Market-leading and cashflow generating More than 20 programs in late-stage clinical development, including first potentially registrational trials Pipeline with 7 programs in early clinical development Maintain strong balance sheet Multi-vaccine portfolio for respiratory diseases Multiple commercial products and additional late-stage candidates First approved products and late-stage pipeline Today 2030 Vision Key value drivers Long-term growth through a diversified, cash flow-generating multi-product portfolio

2 Financial Development 2023 & Q1 2024 and Financial Outlook 2024 Jens Holstein, CFO

FY 2023 Key Financial Figures1 25 Profit before tax € 3.83 € 1.2 bn€ 3.8 bn € 17.7bn Total revenues Diluted EPS 1. Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice; 2. Consists of cash and cash equivalents of €11,663.7 million and security investments of €5,989.7 million as of December 31, 2023. Total cash plus security investments2

FY 2023 Guidance vs. Actuals[1]

		Updated Guidance FY 2023 published in Nov. 2023	FY 2023 Actuals
COVID-19-vaccine revenues	BioNTech COVID-19 vaccine revenues	**~ €4 bn**	€3.8 bn
Expenses and capex	R&D expenses[2]	€1,800 – 2,000 m	€1,783 m
	SG&A expenses[3]	€600 – 650 m	€558 m
	Capital expenditure for operating activities	€200 – 300 m	€276 m
Tax assumptions	BioNTech Group estimated annual cash effective income tax rate	~ 21%	21.6%

1. Numbers reflect current base case projections and are calculated based on constant currency rates. Excluding external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes or related activity; 2. Numbers include effects identified from additional in-licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments; 3. Excluding costs for external legal advice in connection with certain legal litigations recorded in other operating expense. Guidance does not include and may be impacted by potential payments resulting from the outcomes of ongoing or future legal disputes or related activity, such as judgments or settlements.

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FY 2023 Capital Transactions 27 Repurchased ADSs 1 to be held in treasury Period Number of purchased ADSs Percentage of share capital2 Average price Volume Share Repurchase Program 2022 (second tranche 3 ) Jan. to Mar. 2023 2,221,171 0.9% $136.02 $302.1 m Share Repurchase Program 2023 Jun. to Sep. 2023 4,646,965 1.9% $107.58 $500.0 m Total number of purchased ADSs 6,868,136 Use of ADSs held in treasury Period Number of issued ADSs Percentage of share capital2 Issue price Volume ESOP 2018 Settlement May to Nov. 2023 4 328,133 0.1% €96.49 €31.7 m Acquisition of InstaDeep Ltd. Jul. 2023 1,050,569 0.4% €98.69 €103.7 m Total number used ADSs previously held in treasury 1,378,702 1. American Depositary Shares (ADS), each representing one ordinary share; 2. The "percentage of share capital" ratio is calculated based on the shares issued as of December 31, 2023 (248,552,200); 3. Part of the 2022 share repurchase program under which ADSs up to $1.5 billion could be repurchased within two years from May 2, 2022 and under which the first tranche with a value of $1.0 billion ended in October 2022; 4. Since May 8, 2024, treasury shares have again been issued under the ESOP 2018.

Q1 2024 Key Financial Figures1 28 Research & development expenses € (332) m € 508 m€ 188 m € 16.9 bn Total revenues (Loss) before tax Total cash plus security investments2 1. Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice; 2. Consists of cash and cash equivalents of €8,976.6 million and security investments of €7,962.7 million as of March 31, 2024.

2024 Financial Year Guidance Reiterated[1]

		FY 2024 Guidance
FY 2024 revenues	Total revenues	**€2,500** – 3,100 m
FY 2024 expenses, operating income and capex[4]	R&D expenses[2]	€2,400 – 2,600 m
	SG&A expenses[3]	€700 – 800 m
	Capital expenditure for operating activities	€400 – 500 m

Revenue guidance consideration:

Top-line sensitivity mainly dependent on the following factors

- Vaccination rates and price levels in markets where significant Comirnaty sales are expected
- Inventory write-downs
- Anticipated revenues related to service businesses, including InstaDeep, JPT Peptide Technologies, IMFS and from the German pandemic preparedness agreement

1. Excluding external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes or related activity; 2. Numbers include effects identified from additional in-licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments; 3. Anticipated expenses related to external legal advice in connection with legal litigations is not reflected in SG&A but in other operating expenses for the 2024 financial year. Guidance does not include and may be impacted by potential payments resulting from the outcomes of ongoing or future legal disputes or related activity, such as judgments or settlements; 4. The Company does not expect to report a positive net income figure for the 2024 financial year and expects the majority of our 2024 global revenues for Comirnaty to be recorded in the second half of the year.
IMFS = BioNTech's Innovative Manufacturing Services GmbH

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Save the date Innovation Series: AI Day October 1, 2024 Annual Innovation Series November 14, 2024

Thank you for your attention.